UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 633-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 635,990
	8	SHARED VOTING POWER 749,172
	9	SOLE DISPOSITIVE POWER 635,990
	10	SHARED DISPOSITIVE POWER 749,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,385,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,474
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 684,474
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,612
	8	SHARED VOTING POWER 11,056
	9	SOLE DISPOSITIVE POWER 152,612
	10	SHARED DISPOSITIVE POWER 11,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS HOPE H. CONNELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,405
	8	SHARED VOTING POWER 29,777
	9	SOLE DISPOSITIVE POWER 134,405
	10	SHARED DISPOSITIVE POWER 29,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,769
	8	SHARED VOTING POWER 64,698
	9	SOLE DISPOSITIVE POWER 193,769
	10	SHARED DISPOSITIVE POWER 64,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,522
	8	SHARED VOTING POWER 46,465
	9	SOLE DISPOSITIVE POWER 98,522
	10	SHARED DISPOSITIVE POWER 46,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,840
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 94,840
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This statement is filed jointly by Frank B. Holding and his spouse, Ella Ann L. Holding, and their adult children, Frank B. Holding, Jr., Hope H. Connell, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice. The reporting persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation

Frank B. Holding	P.O. Box 1377 Smithfield, NC 27577	Executive Vice Chairman of the Issuer and its subsidiary

Ella Ann L. Holding	P.O. Box 1377 Smithfield, NC 27577	Community Volunteer
Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Connell	4300 Six Forks Road Raleigh, NC 27609	Executive Vice Chairman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager
Claire H. Bristow	P.O. Box 29 Columbia, SC 29202	Commercial interior designer
Carson H. Brice	P. O. Box 1352 Smithfield, NC 27577	Community Volunteer

During the last five years, none of the individuals named above have been convicted in any criminal proceeding, nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals named above is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class A Common Stock held individually by Frank B. Holding and Ella Ann L. Holding were acquired with their personal funds. The shares held individually by Frank B. Holding, Jr., Hope H. Connell, Olivia B. Holding, Claire H. Bristow and Carson H. Brice were acquired primarily through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, and in part with their personal funds, and shares held by their children were acquired through gifts from them and Frank B. Holding and Ella Ann L. Holding. Shares held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Frank B. Holding and Ella Ann L. Holding.

Item 4.	Purpose of the Transaction.

Frank B. Holding, Frank B. Holding, Jr. and Hope H. Connell serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy, and the consideration of and taking of action on significant corporate events, involving the Issuer. However, shares of the Issuer’s Class A Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class A Common Stock that the named individuals may be considered to beneficially own as of the filing date of this Schedule 13D/A.

Frank B. Holding. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 1,385,162 shares of Class A Common Stock, constituting 16.1% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mr. Holding individually, (ii) by his spouse, (iii) by two charitable foundations and three other entities of which he is an officer, director, equity holder or has some other relationship, and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Frank B Holding	635,990	635,990	-0-	635,990	-0-
By spouse	684,474	-0-	684,474	-0-	684,474
Robert P. Holding Foundation (1)	52,091	-0-	52,091	-0-	52,091
Ella Ann and Frank B. Holding Foundation (1)	2,091	-0-	2,091	-0-	2,091
Holding Properties, LLC (2)	1,675	-0-	1,675	-0-	1,675
E&F Properties, Inc. (2)	627	-0-	627	-0-	627
Twin States Farming, Inc. (2)	8,214	-0-	8,214	-0-	8,214

Total	1,385,162	635,990	749,172	635,990	749,172

(1)	The Foundations are charitable foundations organized as non-profit corporations under Section 501(c)(3) of the Internal Revenue Code. Through his relationship with the Foundations, Mr. Holding may be considered to have shared voting and/or dispositive power with respect to shares they hold.
(2)	Through his relationship with these entities, Mr. Holding may be considered to have shared voting and/or dispositive power with respect to shares they hold.

Mr. Holding and his spouse each receives, or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by them, respectively. Each of the entities listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of a transfer of 537,911 shares to a grantor retained annuity trust by Mr. Holding’s spouse, and charitable donations aggregating 4,740 shares made by the Robert P. Holding Foundation.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as described below.

(a)	shares listed in the table above which are held by his spouse, and shares listed in the other tables below which are held by or for Mr. Holding’s adult children and their spouses and children and which were included in shares held by Mr. Holding in previous filings but which have been listed separately in this Schedule 13D/A;

(b)	an aggregate of 314,299 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders and in which he serves as a director as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 167,600 shares; and Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 146,699 shares; and

(c)	an aggregate of 147,473 shares held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but in which neither of them serves as a director or officer as follows: Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Heritage BancShares, Inc., and its wholly-owned bank subsidiary – 28,628 shares; and Yadkin Valley Company and its subsidiary – 18,845 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 684,474 shares of Class A Common Stock, constituting 8.0% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012).

Holder of Shares			Voting Power			Dispositive Power
	Number of Shares		Sole		Shared	Sole		Shared

Ella Ann L. Holding	684,474	(1)	684,474	(1)	-0-	684,474	(1)	-0-

Total	684,474		684,474		-0-	684,474		-0-

(1)	Includes 537,911 shares held in a grantor retained annuity trust.

Mrs. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Holding did not purchase or sell any shares of, or effect any other transactions in, Class A Common Stock, with the exception of a transfer of 537,911 of the shares listed in the table above to a grantor retained annuity trust.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as described below.

(a)	shares listed in the other tables above and below which are held by or for Mrs. Holding’s spouse and her adult children and their spouses and children;

(b)	an aggregate of 314,299 shares held by certain corporations of which Mrs. Holding and/or her spouse are shareholders and in which her spouse serves as a director as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 167,600 shares; and Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 146,699 shares; and

(c)	an aggregate of 147,473 shares held by certain other corporations of which Mrs. Holding and/or her spouse are shareholders but in which neither of them serves as a director or officer as follows: Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Heritage BancShares, Inc., and its wholly-owned bank subsidiary – 28,628 shares; and Yadkin Valley Company and its subsidiary – 18,845 shares.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 163,668 shares of Class A Common Stock, constituting 1.9% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mr. Holding individually and as beneficiary of a trust, (ii) by his spouse and children, and by him as custodian for his children, and (iii) by a charitable foundation of which he serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Frank B Holding, Jr.	144,594	144,594	-0-	144,594	-0-
As beneficiary of trust	5,400	5,400	-0-	5,400	-0-
By spouse	5,500	-0-	5,500	-0-	5,500
By daughter	3,100	-0-	3,100	-0-	3,100
As custodian for daughter	1,644	1,644	-0-	1,644	-0-
By son	365	-0-	365	-0-	365
As custodian for son	974	974	-0-	974	-0-
Ella Ann and Frank B. Holding Foundation (1)	2,091	-0-	2,091	-0-	2,091

Total	163,668	152,612	11,056	152,612	11,056

(1)	The Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of the Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundation.

Mr. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by him individually or as a trust beneficiary, and his spouse and children receive or have the power to direct the receipt of dividends and sale proceeds from shares held by each of them individually. Mr. Holding, for the benefit of his children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The Foundation listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares, or effected any other transactions in, Class A Common Stock.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as described below.

(a)	an aggregate of 4,631 shares held by a family member as trustee of an irrevocable trust for the benefit of his son;

(b)	an aggregate of 28,628 shares held by a corporation, Heritage BancShares, Inc., Lucama, N.C., and its wholly-owned bank subsidiary, of which Mr. Holding is a shareholder and a director; and

(c)	an aggregate of 441,985 shares held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but of which neither he nor his spouse serves as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 167,600 shares; Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 146,699 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 18,845 shares; Twin States Farming, Inc. – 8,214 shares; and E&F Properties, Inc. – 627 shares.

Hope H. Connell. Ms. Connell is, or may be deemed to be, the beneficial owner of an aggregate of 164,182 shares of Class A Common Stock, constituting 1.9% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Ms. Connell individually and as beneficiary of a trust, (ii) by her as custodian for her children and as trustee for the benefit of others, and (iii) by a charitable foundations and three other entities of which she serves as an officer and director and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Hope H. Connell	121,256	121,256	-0-	121,256	-0-
As beneficiary of trust	5,320	5,320	-0-	5,320	-0-
As custodian for son	330	330	-0-	330	-0-
As custodian for son	891	891	-0-	891
As Trustee	552	552	-0-	552	-0-
As Trustee	1,425	1,425	-0-	1,425	-0-
As Trustee	4,631	4,631	-0-	4,631	-0-
Ella Ann and Frank B. Holding Foundation (1)	2,091	-0-	2,091	-0-	2,091
Yadkin Valley Company and subsidiary (2)	18,845	-0-	18,845	-0-	18,845
E&F Properties, Inc. (2)	627	-0-	627	-0-	627
Twin States Farming, Inc. (2)	8,214	-0-	8,214	-0-	8,214
Total	164,182	134,405	29,777	134,405	29,777

(1)	The Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Connell serves as an officer and one of five directors of the Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundation.
(2)	Ms. Connell is a shareholder and serves as an officer and director of E&F Properties, Inc., Twin States Farming, Inc. and Yadkin Valley Company and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Ms. Connell receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. She, for the benefit of her children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held by Ms. Connell as trustee is determined by her, as trustee, based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Connell nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock.

Ms. Connell disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 2,680 shares held by Ms. Connell’s former spouse as custodian for two of their children;

(b)	an aggregate of 146,699 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Ms. Connell is a shareholder and a director; and

(c)	an aggregate of 296,228 shares held by certain other corporations of which Ms. Connell is a shareholder but does not serve as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 167,600 shares; Heritage BancShares, Inc., Lucama, N.C., and its wholly-owned bank subsidiary – 28,628 shares; and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 258,467 shares of Class A Common Stock, constituting 3.0% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Ms. Holding individually and as beneficiary of a trust, (ii) by her as trustee of a total of nine irrevocable trusts for the benefit of others, and (iii) by two charitable foundations and three other entities of which she serves as manager or as an officer and director and, as a result, may be considered to have shared voting and investment power.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Olivia B. Holding	136,895	136,895	-0-	136,895	-0-
As beneficiary of trust	5,100	5,100	-0-	5,100	-0-
As Trustee of Irrevocable Trusts	51,774	51,774	-0-	51,774	-0-
Robert P. Holding Foundation (1)	52,091	-0-	52,091	-0-	52,091
Ella Ann and Frank B. Holding Foundation (1)	2,091	-0-	2,091	-0-	2,091
Holding Properties, LLC (2)	1,675	-0-	1,675	-0-	1,675
E&F Properties, Inc. (2)	627	-0-	627	-0-	627
Twin States Farming, Inc. (2)	8,214	-0-	8,214	-0-	8,214

Total	258,467	193,769	64,698	193,769	64,698

(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.
(2)	Ms. Holding serves as Manager of Holding Properties, LLC, and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Ms. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. The distribution of dividends and sale proceeds from shares held by Ms. Holding as trustee is determined by her, as trustee, based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or their respective officers and directors have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of her receipt, as trustee, of gifts aggregating 49,254 shares in irrevocable trusts benefitting other persons, and charitable donations aggregating 4,740 shares made by the Robert P. Holding Foundation.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 461,772 shares held by certain corporations of which Ms. Holding is a shareholder but does not serve as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 167,600 shares; Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 146,699 shares; Heritage BancShares, Inc., Lucama, N.C., and its wholly-owned bank subsidiary – 28,628 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 18,845 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 144,987 shares of Class A Common Stock, constituting 1.7% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mrs. Bristow individually and as beneficiary of a trust, (ii) by her spouse as custodian and trustee for the benefit of their children, and (iii) by three limited liability companies managed by her spouse and beneficially owned by their children.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Claire H. Bristow	93,112	93,112	-0-	98,158	-0-
As beneficiary of trust	5,410	5,410	-0-	5,410	-0-
By spouse as custodian for son	299	-0-	299	-0-	299	(1)
By spouse as custodian for daughter	299	-0-	299	-0-	299	(1)
By spouse as custodian for daughter	299	-0-	299	-0-	299	(1)
By spouse as Trustee for son (1)	14,641	-0-	14,641	-0-	14,641
By spouse as Trustee for daughter (1)	14,641	-0-	14,641	-0-	14,641
By spouse as Trustee for daughter (1)	14,641	-0-	14,641	-0-	14,641
By PMB Investments LLC (2)	890	-0-	890	-0-	890
By CRB Investments LLC (2)	390	-0-	390	-0-	390
By EHB Investments LLC (2)	365	-0-	365	-0-	365
Total	144,987	98,522	46,465	98,522	46,465

(1)	In the case of each trust, Mrs. Bristow’s spouse serves as trustee and one of their children is the income beneficiary.
(2)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.

Mrs. Bristow receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. Mrs. Bristow’s spouse, for the benefit of their children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by Mrs. Bristow’s spouse as trustee for their children, and by the limited liability companies, is determined by Mrs. Bristow’s spouse, as trustee or manager, based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bristow nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of gifts by her aggregating 5,046 shares to her spouse as custodian and/or trustee for their children.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 167,600 shares held by a corporation, First Citizens Bancorporation, Inc., Columbia, S.C., of which Mrs. Bristow and her spouse are shareholders and her spouse serves as a director and officer;

(b)	2,091 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors; and

(c)	an aggregate of 303,013 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 146,699 shares; Heritage BancShares, Inc., Lucama, N.C., and its wholly-owned bank subsidiary – 28,628 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 18,845 shares; Twin States Farming, Inc. – 8,214 shares; and E&F Properties, Inc. – 627 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 94,840 shares of Class A Common Stock, constituting 1.1% of the outstanding Class A Common Stock (based on a total of 8,588,031 shares outstanding as of December 31, 2012). As reflected in the table below, those shares include shares held (i) by Mrs. Brice individually and as beneficiary of a trust, and (ii) by her as custodian for her child.

		Voting Power		Dispositive Power
Holder of Shares	Number of Shares	Sole	Shared	Sole	Shared

Carson H. Brice	89,440	89,440	-0-	89,440	-0-
As beneficiary of Trust	5,200	5,200	-0-	5,200	-0-
As custodian for son	200	200	-0-	200	-0-

Total	94,840	94,840	-0-	94,840	-0-

Mrs. Brice receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by her individually or as a trust beneficiary. She receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her son, from the shares held by her as custodian.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Brice nor any of the other holders of shares listed in the table above effected any transactions in Class A Common Stock, with the exception of gifts by her aggregating 49,254 shares to a trustee in irrevocable trusts benefiting her children.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock as follows:

(a)	an aggregate of 49,254 shares held by a family member as trustee in irrevocable trusts for the benefit of her children;

(b)	an aggregate of 54,182 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation each of which Mrs. Brice serves as one of five directors; and

(c)

an aggregate of 470,613 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: First Citizens Bancorporation, Inc., Columbia, S.C. – 167,600 shares; Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 146,699 shares; Heritage BancShares, Inc., Lucama, N.C., and its wholly-owned bank subsidiary –

28,628 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 18,845 shares; Twin States Farming, Inc. – 8,214 shares; and E&F Properties, Inc. – 627 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2013

/S/	Frank B. Holding
Frank B. Holding

/S/	Ella Ann L. Holding
Ella Ann L. Holding

/S/	Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/	Hope H. Connell
Hope H. Connell

/S/	Olivia B. Holding
Olivia B. Holding

/S/	Carson H. Brice
Carson H. Brice

/S/	Claire H. Bristow
Claire H. Bristow